Bausch & Lomb Incorporated

Exhibit 11

Statement Regarding Computation of Per Share Earnings

(Dollar Amounts in Millions, Share Amounts in Thousands Except Per Share Data)

	First Quarter Ended
	March 27, 2004	March 29, 2003
Income From Continuing Operations Before Cumulative Effect of Change in Accounting Principle	$23.5	$16.5
Cumulative Effect of Change in Accounting Principle, Net Of Taxes	-	(0.9)
Net Income (a)	$23.5	$15.6

Actual outstanding Common and Class B shares at beginning of period	52,533	53,894

Sum of weighted average activity [1]	215	(127)

Weighted Basic Shares (b)	52,748	53,767

Effect of assumed exercise of Common stock equivalents	1,751	63

Weighted Diluted Shares (c)	54,499	53,830

Basic Earnings Per Share (a/b)	$0.45	$0.29

Diluted Earnings Per Share (a/c)	$0.43	$0.29

1 Includes activity of Common and Class B shares repurchased and issued for stock options, restricted stock awards and cancellations, and net activity of shares held in deferred compensation plan.